Lilis Energy, Inc.

216 16th Street, Suite #1350

Denver, Colorado 80202

November 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 4628

Attn:	H. Roger Schwall
Ms. Anuja A. Majmudar

Re:	Lilis Energy, Inc.
Registration Statement on Form S-1 Pre-Effective Amendment No. 1
Filed October 26, 2016
File No. 333-213653

Acceleration Request

Requested Date:	November 9, 2016
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lilis Energy, Inc., a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) to become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Registrant acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Registrant may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Nicholas M. Look at (949) 623-3599 or e-mail at nicholas.look@klgates.com.

Sincerely,

/s/ Ariella Fuchs

Ariella Fuchs
General Counsel and Secretary

cc:	Michael A. Hedge, K&L Gates LLP
Nicholas M. Look, K&L Gates LLP